Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

_______________

Telephone: (404) 607-6933	Email: bmottern@ilglaw.com	Facsimile: (678) 840-2126

September 28, 2016

Mr. James O’Connor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

RE:	VII Peaks Co-Optivist Income BDC II, Inc.

Comments to Schedule 14A

Dear Mr. O’Connor:

I am writing to you as counsel for VII Peaks Co-Optivist Income BDC II, Inc. (“VII Peaks” or the “Fund”) to provide its response to your oral comments received on July 20, 2016. Your comments are replicated below with our responses.

1.	On page 6, VII Peaks states that a quorum is one third of outstanding shares. They need at least a majority of outstanding shares because three proposals require approval of a majority of shares as defined in section 2(a)(42) of the 1940 Act. Those proposals are: (a) withdrawal of BDC election; (b) approval of advisory contract; and (c) approval of fundamental investment policy as described in rule 23c-3.

RESPONSE:

The Schedule 14A has been revised to reflect the correct voting requirements for these three proposals.

2.	The first proposal should use the word “withdrawal” instead of “revocation.” The Commission can revoke its BDC election, but the BDC cannot.

RESPONSE:

The Fund has revised the Schedule 14A to use the word “withdrawal” instead of “revocation” in this context.

3.	On page 20, the reference to rule 23c-1 should be to rule 23c-3.

RESPONSE:

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

James O’Connor, Esq.

September 28, 2016

The Fund has revised the Schedule 14A to make the change.

4.	For a BDC to become a CEF interval fund, it needs to withdraw its BDC election, obtain shareholder approval of a rule 23c-3 fundamental policy and register as a CEF.

RESPONSE:

The Fund acknowledges the requirements. If the proposals are approved by shareholders, the Fund plans to simultaneously file Form N-54C to withdraw its registration as a business development company and file Form N-8A to register as a closed end fund. The Fund expects to file a registration statement on Form N-2 at or about the same time, although it is not required until three months after filing the N-8A.

5.	The proxy should be expanded to have a separate vote on becoming an interval fund. Please disclose specifically why the fund is making this change and specifically why it is in the best interests of shareholders.

RESPONSE:

The Fund has revised the Schedule 14A to provide for a separate vote, with an explanation of the reasons for the change.

6.	Does the fund intend to offer more than one class of shares?

RESPONSE:

The Fund anticipates offering more than one class of shares in the future, but is aware that it needs to first obtain exemptive relief in order to do so.

7.	The proxy should discuss the elimination of the 70/30% buckets and how that will affect the strategy of the fund. Any other changes to strategies/risk should also be discussed. Investors should understand whether fund will be managed differently.

RESPONSE:

The Fund has revised the Schedule 14A to include an explanation of the fact that the Fund will no longer be required to invest at least 70% of its assets in eligible portfolio companies.

8.	Please provide a shareholder proposal providing for shareholder approval of all of the fundamental policies of the fund enabling them to vote on such policies. Describe the adoption of the policies in conformity with Section 8(b) of the 1940 Act. Each fundamental policy being changed or eliminated should have a separate discussion and vote. Each new fundamental policy being adopted should be clearly stated with a separate discussion of pros and cons and a separate vote.

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

James O’Connor, Esq.

September 28, 2016

RESPONSE:

As discussed with the staff, the Fund has not provided a separate shareholder proposal for the approval of fundamental policies. Fundamental policies are initially adopted by a closed end fund in its initial registration statement filed on Form N-2, which is not subject to shareholder approval. Thereafter, fundamental policies may only be changed with shareholder approval. Allowing shareholders to vote on initial fundamental policies creates the possibility that shareholders could vote to reject the fundamental policies, which would result in the Fund not having any fundamental policies in areas where it is otherwise required to have such policies. Instead, we determined that the fundamental policies are best treated as items that the shareholders should take into consideration in deciding whether to approve the Fund’s withdrawal of its election to be treated as a business development company. Therefore, the Fund has added an extensive discussion of the fundamental policies that will be adopted if the shareholders approve the Fund’s proposal to withdraw its election to be treated as a business development company. In addition, the discussion makes clear that the Fund does not intend to change its investment strategy after conversion to a closed end fund.

9.	Please confirm to us that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and that none are pending. See Item 401(f)(7) and (8) of Regulation S-K, which is applied through item 22(b)(11) of Schedule 14A.

RESPONSE:

The Fund has reviewed Item 401(f) of Regulation S-K, and in particular subsections (7) and (8) thereof, and does not believe there are any events that require disclosure. The Fund notes that some officers and directors have been the subject of litigation in the past ten years, some of which is still pending, but that disclosure of such pending litigation is not required under Item 401(f) unless and until it becomes a judgment or final order.

10.	Please provide all of the information required by Item 22(b)(6) of Schedule 14A with respect to the independent directors and their immediate families.

RESPONSE:

The Fund has reviewed Item 22(b)(6) and has added disclosure of a de minimus interest that one director has in two private investment funds managed by the investment manager of the Fund. The Fund does not believe that there are any other items that require disclosure.

11.	For each individual listed in column (1) of the table required by Item 22(b)(1), except for any director or nominee for election as director who is not or would not be an “interested person” of the Fund within the meaning of section 2(a)(19) of the Investment Company Act of 1940, describe any positions, including as an officer, employee, director, or general partner, held with affiliated persons or principal underwriters of the Fund. See Item 22(b)(2).

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

James O’Connor, Esq.

September 28, 2016

RESPONSE:

As requested, information has been added to the bio of each interested director disclosing positions and interests that they hold in the underwriter. Their bios previously disclosed their position and interest in the investment manager.

12.	Has all of the information required by Item 22(b)(4)(i) of Schedule 14A been provided for all of the independent directors?

RESPONSE:

The Fund has reviewed Item 22(b)(4)(i) of Schedule 14A, and believes that there are no additional items requiring disclosure other than what is described in response to Comment No. 11.

13.	Please disclose whether the board has a formal diversity policy. See Section 407(c)(2)(vi) of Regulation S-K applied through Item 22(b)(15)(ii)(A) of Schedule 14A.

RESPONSE:

The Fund does not have a formal diversity policy, as it has not seen a need for such a policy. The Fund notes that a majority of the board of directors are natives of Asia, and there is only one white male of European descent among its officers and directors.

14.	The Company has not designated a lead independent director. SEC Release No. IC-26520 and Rule 0-1(a)(7) under the Investment Company Act of 1940 set out the staff position regarding investment company governance. Please provide additional disclosure regarding why the Company has not designated a lead independent director.

RESPONSE:

The Fund has not previously adopted a lead independent director because it is not currently subject to the fund governance standards of Rule 0-1(a)(7). However, it is aware that it will need to adopt those standards if the proposal to become an interval fund is approved by shareholders, and will appoint a lead independent director at that time.

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

James O’Connor, Esq.

September 28, 2016

15.	Please provide the information required by items 22(b)(7) through (10) of Schedule 14A for directors and nominees who are not interested persons or indicate to us that these items do not apply.

RESPONSE:

The Fund has reviewed Items 22(b)(7) through (10) of Schedule 14A, and believes that there are no additional items requiring disclosure other than what is described in response to Comment No. 11.

16.	Required Vote on page 25 is not correct. Abstentions will have the same effect as votes against the proposal and broker non-votes will also have the same effect as votes against the proposal. In addition, “majority of the votes casts” contradicts the disclosure about the required vote on this provision at the top of page 7.

RESPONSE:

The Fund has revised the Schedule 14A to conform the language in the two places.

17.	Confirm to staff expenses are expected to be the same or lower after adoption of the new agreement. Provide a table showing the current and pro forma fees (with the required examples) using the format prescribed in the appropriate registration statement form under the 1940 Act for closed-end management, Item 3 of Form N-2.

RESPONSE:

Based upon discussions with the staff, the Fund has added a chart that shows the amount of management fees, incentive fees, interest and other expenses that the Fund expects to incur as a percentage of projected net assets at three different levels of leverage: 0% leverage; 16.67% leverage; and 33 1/3% leverage. The chart takes into account changes in the calculation of management fees under the proposed investment advisory agreement, as well as cost savings that are projected to occur over the next year as a result of the reorganization, a recent change in outside auditor, and the expected disposition of certain litigation.

18.	Provide the information required by Item 22(c)(11):

RESPONSE:

The Fund has revised the Schedule 14A to include a discussion which it believes covers all of the topics mentioned in Item 22(c)(11).

If you should have any questions concerning this matter, please do not hesitate to contact me at (404) 607-6933 or bmottern@investmentlawgroup.com.

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

James O’Connor, Esq.

September 28, 2016

Sincerely,

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS LLC

Cc:	Gurpreet Chandhoke

Stephen Shea

Michelle McDonald

Emily Silva

Investment Law Group

 OF DAVIS GILLETT MOTTERN & SIMS, LLC

James O’Connor, Esq.

September 28, 2016

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated September 28, 2016, by Robert J. Mottern, counsel for the VII Peaks Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer